82-3757

LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

Ref :

SUPPL

SEC/DS/SE:CL35/2003

January 17, 2004.

Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094(3-6), 450 Fifth Street N.W.,
Washington DC 20549-U.S.A.,

04012663

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Dear Sir,

Sub : Pattern of Shareholding of the Company as on 31.12.2003 pursuant to Clause 35 of the Listing Agreement.

Further to our letter dated 8th January 2004, we submit herewith revised statement, as on 31.12.2003.

Thanking you,

Yours faithfully,
For LARSEN & TOUBRO LIMITED

S.V.SUBRAMANIAN
COMPANY SECRETARY

Encl : a/a

LARSEN & TOUBRO LIMITED

Clause 35 of the Listing Agreement.
Pattern of Shareholding for the quarter ended 31.12.2003.

	Category	Shares Held	% holding	Shares Held	% holding
		(more than 1%)			
A.	**Promoters' holding**				
1	Promoters.				
	-Indian Promoters.			-	-
	-Foreign Promoters.			-	-
2	Persons acting in Concert.				
	Sub-Total(A)			-	-
B	**Non-Promoters' Holding**				
3	**Institutional Investors.**				
a	Mutual Funds & UTI.			31777485	12.77
	UTI.	25550246	10.27		
b	**Banks, Fin.Institutions & Insurance Cos.**			68199216	27.42
	LIC	45736003	18.39		
	New India Assurance Co.Ltd.	6718996	2.70		
	General Insurance Corpn. Of India.	6660709	2.68		
	Oriental Insurance Co. Ltd.	3082679	1.24		
	United Insurance Co. Ltd.	2547786	1.02		
	National Insurance Co. Ltd.	2510685	1.01		
c	FIIs:			33442053	13.44
	Goldman Sachs Investments (Mauritius) I.Ltd.	3056303	1.23		
	HSBC Global Investments Funds A/C HSBC Global	2513957	1.01		
	Sub-Total(B)			**133418754**	**53.63**
4	**Others:**				
a	Private Corporate Bodies .			43340302	17.42
	Grasim Industries Ltd.	36942154	14.85		
b	Indian Public .			58755226	23.62
c	NRIs			1571497	0.63
d	Others (Shares underlying GDRs, Foreign Nationals & Foreign Companies).			11675812	4.69
	Shares underlying GDRs.	10588922	4.26		
	Sub-Total(C)			**115342837**	**46.37**
	GRAND TOTAL			**248761591**	**100.00**

◎The Company has no identifiable Promoter Group. Regulation 2(h) of SEBI (Substantial Acquisition of Shares & Takeover) Regulation 2002 defines Promoters *inter-alia* in sub clause 1(*i*) as "the person or persons who are in control of the Company".The Directors (together with their relatives) collectively hold 39011 shares (0.02% of the Paid-up Capital).

◎The total non-resident holding of the Company is 46689362 shares (18.77%) comprising of Foreign Companies (0.38%), FIIs (13.44%), Foreign Nationals (0.05%), Non-residents (0.63%) & Shares underlying GDRs (4.26%).

◎ The above details are accessible on Company's Website.

Revised
18.01.2004.

LARSEN & TOUBRO LIMITED ★ SECRETARIAL DEPT. ★

LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

Ref :

SEC/DS/2004 January 20, 2004

Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094(3-6), 450 Fifth Street N.W.,
Washington DC 20549-U.S.A.,

Dear Sir,

Sub : Disposal of Glass Container Business Undertaking – Resolution by Postal Ballot.

We forward herewith 3 copies of the Notice dated 14th January 2004 alongwith Postal Ballot Form being mailed to the shareholders, on the above referred subject.

The Notice dated 30th December 2003 convening the Extra-Ordinary General Meeting on February 3, 2004 to consider the above proposal is withdrawn and the meeting stands cancelled.

Thanking you,

Yours faithfully,
For LARSEN & TOUBRO LIMITED

S.V.SUBRAMANIAN
COMPANY SECRETARY

Encl : a/a

LARSEN & TOUBRO LIMITED

Registered Office:
L&T HOUSE, BALLARD ESTATE, MUMBAI 400 001

POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before completing this form.)

1. Name(s) of Shareholder(s) (in block letters) :

2. Registered Address of the Sole/First named Shareholder/Beneficial Owner :

3. Name(s) of the Joint-Holder(s), if any, (in block letters) :

4. DP ID/ Client ID No./ Registered Folio No. :

5. No. of Shares held :

6. I/We hereby exercise my /our vote in respect of the Ordinary Resolution to be passed through postal ballot for the business stated in the Notice dated January 14, 2004 of the Company by sending my/our assent or dissent to the said Resolution by placing the tick mark (✓)at the appropriate column below:

Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
Ordinary Resolution under Section 293(1)(a) of the Companies Act, 1956 for disposal of Company's Glass Container Business Undertaking.			

Orient Press Ltd. 2306 1251

Signature of the Shareholder

Place:

Date:

Note: Last Date for Receipt of Postal Ballot Form by the Scrutinizer: **Wednesday, February 25, 2004**

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the Company in the enclosed postage pre-paid self addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.
2. The self-addressed envelope bears the name of the scrutinizer appointed by the Board of Directors of the Company.
3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder.
4. The consent must be accorded by recording the assent in the Column 'FOR' and dissent in the column 'AGAINST' by placing a tick mark (✓) in the appropriate column.
5. Unsigned Postal Ballot Forms will be rejected.
6. Duly completed Postal Ballot Form should reach the Scrutizer not later than the close of working hours on **Wednesday, February 25, 2004** . All Postal Ballot Forms received after this date will be treated as if reply from such shareholder has not been received.
7. In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority.
8. Members are requested not to send any other matter alongwith the postal ballot form in the enclosed postage pre-paid self addressed envelope.
9. Voting Rights shall be reckoned on the paid-up value of shares registered in the name of the shareholders on the **date of despatch of the notice.**

****

ORDINARY RESOLUTION (AS PROPOSED)

To consider and, if thought fit, to pass the following resolution as an ORDINARY RESOLUTION:

"**RESOLVEDTHAT** pursuant to the provisions of Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, and the Memorandum and Articles of Association of the Company, and subject to other permissions and approvals as may be required, consent is hereby accorded to the Board of Directors of the Company, to transfer, sell and/or dispose of the **Glass Container Business Undertaking** of the Company including the Glass Works situated at Plot No. F-1, MIDC, Malegaon, Sinnar, Dist. Nashik, Maharashtra, as a going concern or otherwise at such price and on such terms and conditions as may be decided by the Board of Directors or a Committee of Directors to be appointed for the purpose with power to the Board of Directors or to the Committee of Directors to finalise and execute necessary documents including agreements, deeds of assignment/conveyance and other documents and to do all such other acts, deeds, matters and things as may be deemed necessary and expedient in their discretion for completion of transfer/sale of the said undertaking."

By Order of the Board of Directors
For **LARSEN & TOUBRO LIMITED**

(S. V. SUBRAMANIAN)
COMPANY SECRETARY

Place: Mumbai
Date: January 14, 2004

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956

The company entered the Glass Container Business by establishing a factory at Plot No. F-1, MIDC, Malegaon, Sinnar, Dist. Nashik, Maharashtra in the year 1996 for the manufacture of container glass (Nashik Glass Works). Considering the export potential, especially to the South East Asian markets and the Middle East, the Company imported the required plant & machinery for the factory under the Export Promotion Capital Goods Scheme and undertook certain export obligations.

However, the business projections made before establishing the factory were not realized as a result of the collapse of the export markets due to the crisis in South East Asian economies and significant excess capacity in the domestic markets as the growth expectations for the soft drink markets were belied. Consequently, price realization has been poor affecting the returns from the business. In addition, the Company has been unable to fulfill the export obligations as well.

As part of the overall review of the business portfolio of the Company undertaken along with the strategy consultants, Boston Consulting Group, it was decided by the Company to reduce the exposure to unrelated businesses, such as glass container business. Since then the Company has been actively pursuing discussions with interested parties with a view to exit the business and has now reached an understanding with a potential buyer for sale of this business.

Any sale or disposal of any undertaking of the Company requires the approval of shareholders under Section 293(1)(a) of the Companies Act, 1956. Hence, the resolution is placed before the shareholders for their approval.

In the opinion of the Directors, it is in the interest of the Company that the Glass Container Business Undertaking including Nashik Glass Works be disposed off as stated above.

None of the Directors of the Company is in any way concerned or interested in the resolution.

By Order of the Board of Directors
For **LARSEN & TOUBRO LIMITED**

(S. V. SUBRAMANIAN)
COMPANY SECRETARY

Place: Mumbai
Date: January 14, 2004

LARSEN & TOUBRO LIMITED

Registered Office:
L&T HOUSE, BALLARD ESTATE, MUMBAI 400 001

NOTICE

Sub: Disposal of Glass Container Business Undertaking – Resolution by Postal Ballot.

The Company proposes to transfer, sell and/or dispose off the **Glass Container Business Undertaking** including the Glass Works situated at Plot No. F-1, MIDC, Malegaon, Sinnar, Dist. Nashik, Maharashtra, as a going concern.

As per the provisions of Section 293 (1) (a) of the Companies Act, 1956, sale, lease or otherwise disposal of the whole or substantially the whole of the undertaking of the Company or where the Company owns more than one undertaking, of the whole or substantially the whole of any such undertaking requires the approval of the shareholders by way of an Ordinary Resolution.

As per Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, the consent of the shareholders for the above purpose is required to be obtained by means of a postal ballot. Accordingly, the proposed Ordinary Resolution and the Explanatory Statement thereto are sent to you along with a Postal Ballot Form for your consideration. The Company has appointed Dr. S. D. Israni, a practicing Company Secretary, as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read the instructions printed on the reverse of the Postal Ballot Form and return the same duly completed, in the enclosed postage pre-paid self addressed envelope so as to reach the Scrutinizer **on or before Wednesday, February 25, 2004.**

The Scrutinizer shall submit his report to the Chairman after completion of the scrutiny and the results of the postal ballot will be announced through press advertisements.

By Order of the Board of Directors
For **LARSEN & TOUBRO LIMITED**

(S. V. SUBRAMANIAN)
COMPANY SECRETARY

Place : Mumbai
Date : January 14, 2004

Orient Press Ltd. 2306 1251

The Notice dated December 30, 2003 convening the Extra-Ordinary General Meeting on February 3, 2004 to consider the above proposal is withdrawn and the meeting stands cancelled.

ORDINARY RESOLUTION (AS PROPOSED)

To consider and, if thought fit, to pass the following resolution as an ORDINARY RESOLUTION:

"**RESOLVED THAT** pursuant to the provisions of Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, and the Memorandum and Articles of Association of the Company, and subject to other permissions and approvals as may be required, consent is hereby accorded to the Board of Directors of the Company, to transfer, sell and/or dispose of the **Glass Container Business Undertaking** of the Company including the Glass Works situated at Plot No. F-1, MIDC, Malegaon, Sinnar, Dist. Nashik, Maharashtra, as a going concern or otherwise at such price and on such terms and conditions as may be decided by the Board of Directors or a Committee of Directors to be appointed for the purpose with power to the Board of Directors or to the Committee of Directors to finalise and execute necessary documents including agreements, deeds of assignment/conveyance and other documents and to do all such other acts, deeds, matters and things as may be deemed necessary and expedient in their discretion for completion of transfer/sale of the said undertaking."

By Order of the Board of Directors
For **LARSEN & TOUBRO LIMITED**

(S. V. SUBRAMANIAN)
COMPANY SECRETARY

Place: Mumbai
Date: January 14, 2004

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956

The company entered the Glass Container Business by establishing a factory at Plot No. F-1, MIDC, Malegaon, Sinnar, Dist. Nashik, Maharashtra in the year 1996 for the manufacture of container glass (Nashik Glass Works). Considering the export potential, especially to the South East Asian markets and the Middle East, the Company imported the required plant & machinery for the factory under the Export Promotion Capital Goods Scheme and undertook certain export obligations.

However, the business projections made before establishing the factory were not realized as a result of the collapse of the export markets due to the crisis in South East Asian economies and significant excess capacity in the domestic markets as the growth expectations for the soft drink markets were belied. Consequently, price realization has been poor affecting the returns from the business. In addition, the Company has been unable to fulfill the export obligations as well.

As part of the overall review of the business portfolio of the Company undertaken along with the strategy consultants, Boston Consulting Group, it was decided by the Company to reduce the exposure to unrelated businesses, such as glass container business. Since then the Company has been actively pursuing discussions with interested parties with a view to exit the business and has now reached an understanding with a potential buyer for sale of this business.

Any sale or disposal of any undertaking of the Company requires the approval of shareholders under Section 293(1)(a) of the Companies Act, 1956. Hence, the resolution is placed before the shareholders for their approval.

In the opinion of the Directors, it is in the interest of the Company that the Glass Container Business Undertaking including Nashik Glass Works be disposed off as stated above.

None of the Directors of the Company is in any way concerned or interested in the resolution.

By Order of the Board of Directors
For **LARSEN & TOUBRO LIMITED**

(S. V. SUBRAMANIAN)
COMPANY SECRETARY

Place: Mumbai
Date: January 14, 2004

LARSEN & TOUBRO LIMITED

Registered Office:
L&T HOUSE, BALLARD ESTATE, MUMBAI 400 001

NOTICE

Sub: Disposal of Glass Container Business Undertaking – Resolution by Postal Ballot.

The Company proposes to transfer, sell and/or dispose off the **Glass Container Business Undertaking** including the GlassWorks situated at Plot No. F-1, MIDC, Malegaon, Sinnar, Dist. Nashik, Maharashtra, as a going concern.

As per the provisions of Section 293 (1) (a) of the Companies Act, 1956, sale, lease or otherwise disposal of the whole or substantially the whole of the undertaking of the Company or where the Company owns more than one undertaking, of the whole or substantially the whole of any such undertaking requires the approval of the shareholders by way of an Ordinary Resolution.

As per Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, the consent of the shareholders for the above purpose is required to be obtained by means of a postal ballot. Accordingly, the proposed Ordinary Resolution and the Explanatory Statement thereto are sent to you along with a Postal Ballot Form for your consideration. The Company has appointed Dr. S. D. Israni, a practicing Company Secretary, as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read the instructions printed on the reverse of the Postal Ballot Form and return the same duly completed, in the enclosed postage pre-paid self addressed envelope so as to reach the Scrutinizer **on or before Wednesday, February 25, 2004.**

The Scrutinizer shall submit his report to the Chairman after completion of the scrutiny and the results of the postal ballot will be announced through press advertisements.

By Order of the Board of Directors
For **LARSEN & TOUBRO LIMITED**

(S. V. SUBRAMANIAN)
COMPANY SECRETARY

Place : Mumbai
Date : January 14, 2004

The Notice dated December 30, 2003 convening the Extra-Ordinary General Meeting on February 3, 2004 to consider the above proposal is withdrawn and the meeting stands cancelled.

Orient Press Ltd. 2306 1251

LARSEN & TOUBRO LIMITED

Registered Office:
L&T HOUSE, BALLARD ESTATE, MUMBAI 400 001

POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before completing this form.)

1. Name(s) of Shareholder(s) (in block letters) :

2. Registered Address of the Sole/First named Shareholder/Beneficial Owner :

3. Name(s) of the Joint-Holder(s), if any, (in block letters) :

4. DP ID/ Client ID No./ Registered Folio No. :

5. No. of Shares held :

6. I/We hereby exercise my /our vote in respect of the Ordinary Resolution to be passed through postal ballot for the business stated in the Notice dated January 14, 2004 of the Company by sending my/our assent or dissent to the said Resolution by placing the tick mark (✓)at the appropriate column below:

Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
Ordinary Resolution under Section 293(1)(a) of the Companies Act, 1956 for disposal of Company's Glass Container Business Undertaking.			

Signature of the Shareholder

Place:

Date:

Note: Last Date for Receipt of Postal Ballot Form by the Scrutinizer: **Wednesday, February 25, 2004**

Orient Press Ltd. 2306 1251

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the Company in the enclosed postage pre-paid self addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.
2. The self-addressed envelope bears the name of the scrutinizer appointed by the Board of Directors of the Company.
3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder.
4. The consent must be accorded by recording the assent in the Column 'FOR' and dissent in the column 'AGAINST' by placing a tick mark (✓) in the appropriate column.
5. Unsigned Postal Ballot Forms will be rejected.
6. Duly completed Postal Ballot Form should reach the Scrutizer not later than the close of working hours on **Wednesday, February 25, 2004** . All Postal Ballot Forms received after this date will be treated as if reply from such shareholder has not been received.
7. In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority.
8. Members are requested not to send any other matter alongwith the postal ballot form in the enclosed postage pre-paid self addressed envelope.
9. Voting Rights shall be reckoned on the paid-up value of shares registered in the name of the shareholders on the **date of despatch of the notice.**

****

LARSEN & TOUBRO LIMITED

Registered Office:
L&T HOUSE, BALLARD ESTATE, MUMBAI 400 001

POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before completing this form.)

1. Name(s) of Shareholder(s) (in block letters) :

2. Registered Address of the Sole/First named Shareholder/Beneficial Owner :

3. Name(s) of the Joint-Holder(s), if any, (in block letters) :

4. DP ID/ Client ID No./ Registered Folio No. :

5. No. of Shares held :

6. I/We hereby exercise my /our vote in respect of the Ordinary Resolution to be passed through postal ballot for the business stated in the Notice dated January 14, 2004 of the Company by sending my/our assent or dissent to the said Resolution by placing the tick mark (✓)at the appropriate column below:

Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
Ordinary Resolution under Section 293(1)(a) of the Companies Act, 1956 for disposal of Company's Glass Container Business Undertaking.			

Orient Press Ltd. 2306 1251

Signature of the Shareholder

Place:

Date:

Note: Last Date for Receipt of Postal Ballot Form by the Scrutinizer: **Wednesday, February 25, 2004**

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the Company in the enclosed postage pre-paid self addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.
2. The self-addressed envelope bears the name of the scrutinizer appointed by the Board of Directors of the Company.
3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder.
4. The consent must be accorded by recording the assent in the Column 'FOR' and dissent in the column 'AGAINST' by placing a tick mark (✓) in the appropriate column.
5. Unsigned Postal Ballot Forms will be rejected.
6. Duly completed Postal Ballot Form should reach the Scrutizer not later than the close of working hours on **Wednesday, February 25, 2004** . All Postal Ballot Forms received after this date will be treated as if reply from such shareholder has not been received.
7. In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority.
8. Members are requested not to send any other matter alongwith the postal ballot form in the enclosed postage pre-paid self addressed envelope.
9. Voting Rights shall be reckoned on the paid-up value of shares registered in the name of the shareholders on the **date of despatch of the notice.**

****

ORDINARY RESOLUTION (AS PROPOSED)

To consider and, if thought fit, to pass the following resolution as an ORDINARY RESOLUTION:

"**RESOLVEDTHAT** pursuant to the provisions of Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, and the Memorandum and Articles of Association of the Company, and subject to other permissions and approvals as may be required, consent is hereby accorded to the Board of Directors of the Company, to transfer, sell and/or dispose of the **Glass Container Business Undertaking** of the Company including the Glass Works situated at Plot No. F-1, MIDC, Malegaon, Sinnar, Dist. Nashik, Maharashtra, as a going concern or otherwise at such price and on such terms and conditions as may be decided by the Board of Directors or a Committee of Directors to be appointed for the purpose with power to the Board of Directors or to the Committee of Directors to finalise and execute necessary documents including agreements, deeds of assignment/conveyance and other documents and to do all such other acts, deeds, matters and things as may be deemed necessary and expedient in their discretion for completion of transfer/sale of the said undertaking."

By Order of the Board of Directors
For **LARSEN & TOUBRO LIMITED**

(S. V. SUBRAMANIAN)
COMPANY SECRETARY

Place: Mumbai
Date: January 14, 2004

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956

The company entered the Glass Container Business by establishing a factory at Plot No. F-1, MIDC, Malegaon, Sinnar, Dist. Nashik, Maharashtra in the year 1996 for the manufacture of container glass (Nashik Glass Works). Considering the export potential, especially to the South East Asian markets and the Middle East, the Company imported the required plant & machinery for the factory under the Export Promotion Capital Goods Scheme and undertook certain export obligations.

However, the business projections made before establishing the factory were not realized as a result of the collapse of the export markets due to the crisis in South East Asian economies and significant excess capacity in the domestic markets as the growth expectations for the soft drink markets were belied. Consequently, price realization has been poor affecting the returns from the business. In addition, the Company has been unable to fulfill the export obligations as well.

As part of the overall review of the business portfolio of the Company undertaken along with the strategy consultants, Boston Consulting Group, it was decided by the Company to reduce the exposure to unrelated businesses, such as glass container business. Since then the Company has been actively pursuing discussions with interested parties with a view to exit the business and has now reached an understanding with a potential buyer for sale of this business.

Any sale or disposal of any undertaking of the Company requires the approval of shareholders under Section 293(1)(a) of the Companies Act, 1956. Hence, the resolution is placed before the shareholders for their approval.

In the opinion of the Directors, it is in the interest of the Company that the Glass Container Business Undertaking including Nashik Glass Works be disposed off as stated above.

None of the Directors of the Company is in any way concerned or interested in the resolution.

By Order of the Board of Directors
For **LARSEN & TOUBRO LIMITED**

(S. V. SUBRAMANIAN)
COMPANY SECRETARY

Place: Mumbai
Date: January 14, 2004

LARSEN & TOUBRO LIMITED

Registered Office:
L&T HOUSE, BALLARD ESTATE, MUMBAI 400 001

NOTICE

Sub: Disposal of Glass Container Business Undertaking – Resolution by Postal Ballot.

The Company proposes to transfer, sell and/or dispose off the **Glass Container Business Undertaking** including the GlassWorks situated at Plot No. F-1, MIDC, Malegaon, Sinnar, Dist. Nashik, Maharashtra, as a going concern.

As per the provisions of Section 293 (1) (a) of the Companies Act, 1956, sale, lease or otherwise disposal of the whole or substantially the whole of the undertaking of the Company or where the Company owns more than one undertaking, of the whole or substantially the whole of any such undertaking requires the approval of the shareholders by way of an Ordinary Resolution.

As per Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, the consent of the shareholders for the above purpose is required to be obtained by means of a postal ballot. Accordingly, the proposed Ordinary Resolution and the Explanatory Statement thereto are sent to you along with a Postal Ballot Form for your consideration. The Company has appointed Dr. S. D. Israni, a practicing Company Secretary, as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read the instructions printed on the reverse of the Postal Ballot Form and return the same duly completed, in the enclosed postage pre-paid self addressed envelope so as to reach the Scrutinizer **on or before Wednesday, February 25, 2004.**

The Scrutinizer shall submit his report to the Chairman after completion of the scrutiny and the results of the postal ballot will be announced through press advertisements.

By Order of the Board of Directors
For **LARSEN & TOUBRO LIMITED**

(S. V. SUBRAMANIAN)
COMPANY SECRETARY

Place : Mumbai
Date : January 14, 2004

Orient Press Ltd. 2306 1251

The Notice dated December 30, 2003 convening the Extra-Ordinary General Meeting on February 3, 2004 to consider the above proposal is withdrawn and the meeting stands cancelled.